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News Release

For immediate release

BCE SENDS NOTICE OF CONVERSION TO HOLDERS OF SERIES AA PREFERRED SHARES

MONTRÉAL, July 13, 2007 – BCE Inc. (TSX/NYSE: BCE) today announced that in accordance with the terms of its articles, it has sent a conversion notice to the holders of its Series AA Cumulative Redeemable First Preferred Shares. A copy of this notice has been publicly filed by BCE on SEDAR.

Under and subject to the terms and conditions of the Definitive Agreement entered into by BCE in connection with its acquisition by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC, the purchaser has agreed to purchase all of the outstanding Series AA Preferred Shares for a price of $25.76 per share, together with accrued but unpaid dividends to the Effective Date (as such term is defined in the Definitive Agreement). Pursuant to an amendment to the Definitive Agreement, dated as of July 12, 2007, the purchaser has also agreed to purchase any Series AB Preferred Shares that might be issued by BCE on September 1, 2007, on the conversion of the Series AA Preferred Shares, for a price of $25.50 per share, together with accrued but unpaid dividends to the Effective Date. Similarly, the purchaser has agreed to purchase any Series AD Preferred Shares that might be issued by BCE on March 1, 2008, on the conversion of the Series AC Preferred Shares for a price of $25.50 per share, together with accrued but unpaid dividends to the Effective Date.

The Board of BCE Inc. has received opinions as to the fairness, from a financial point of view, of the consideration to be paid for the preferred shares from BCE Inc.’s financial advisors.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

About Ontario Teachers’ Pension Plan

With more than $16 billion in assets, Teachers’ Private Capital is one of North America’s largest private investors, providing equity and mezzanine debt capital for large and mid-sized companies, venture capital for developing industries, and financing for a growing portfolio of infrastructure and timberland assets worldwide. The CDN$106 billion Ontario Teachers’ Pension Plan is the largest single-profession pension plan in Canada. It is an independent corporation responsible for investing the fund and administering the pensions of Ontario’s 271,000 active and retired teachers.

About Providence Equity Partners Inc.

Providence Equity Partners is the leading global private equity firm specializing in equity investments in media, entertainment, communications and information companies around the world. The principals of Providence manage funds with approximately $21 billion in equity commitments and have invested in more than 100 companies operating in over 20 countries since the firm’s inception in 1989. Significant investments include Bresnan Broadband Holdings, Casema, Com Hem, Digiturk, Education Management Corporation, eircom, Freedom Communications, Idea Cellular, Kabel Deutschland, Metro-Goldwyn-Mayer, Ono, Open Solutions, PanAmSat, ProSiebenSat.1, Recoletos, TDC, Univision, VoiceStream Wireless, Warner Music Group, Western Wireless and Yankees Entertainment Sports Network. Providence is headquartered in Providence, RI (USA) and has offices in New York, London, Hong Kong and New Delhi.

About Madison Dearborn Partners

Madison Dearborn Partners (“MDP”), based in Chicago, is one of the most experienced and successful private equity investment firms in the United States.  MDP has more than
US$14 billion of equity capital under management and makes new investments through its most recent fund, Madison Dearborn Capital Partners V, a US$6.5 billion investment fund raised in 2006.  Over the past 20 years, MDP’s principals have completed over 200 investments.  MDP focuses on private equity transactions across a broad spectrum of industries, including basic industries, communications, consumer, energy and power, financial services, health care and real estate.  Over the last decade, MDP has been an active investor in the communications sector, with investments in such wireless communications industry leaders as Nextel Communications, Nextel Partners, Clearnet Communications, Omnipoint Corporation, MetroPCS Communications, and other wireless and wireline telecom companies.  MDP has also been an active investor in the media industry, with investments in such companies as Telemundo Communications Group, Intelsat, Ltd., Univision Communications and XM Satellite Radio.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of BCE Inc., including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Competition Bureau, Industry Canada and other applicable governmental authorities, (ii) required BCE shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Definitive Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. We disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to the related material change report dated July 5, 2007 and the Definitive Agreement filed by BCE Inc. with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

For BCE inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE Investor Relations 514-870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca

Ontario Teachers’ Pension Plan Board
Deborah Allan
416-730-5347

Providence Equity Partners
George Sard/Andrew Cole
212-687-8080/415-618-8750

Madison Dearborn Partners
Mark Tresnowski
312-895-1040